Pernod Ricard

RECEIVED
2005 AUG -4 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DF/Lettres2005/325.2005

05010195

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

28th of July 2005

SUPPL

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD

PROCESSED
AUG 04 2005
THOMSON
FINANCIAL

dlw 8/4

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943

Pernod Ricard

2005 1st Half-Year Net Sales

- **2005 1st half-year organic growth of 9.4% (8.8% excluding bulk)**
- **Acceleration of 2nd quarter organic growth to 10.3%**
- **Remarkable performances for Asia and the Americas**

Paris, 28 July 2005: **Wine and Spirits sales** (excluding duties and taxes) at 30 June 2005 increased by 8% over the same period last year to € 1,650 million from € 1,528 million. Organic growth amounted to 9.4% (+8.8% excluding bulk spirits sales), after taking into account the impacts of foreign exchange (-1.1%) and structure (-0.3%).

Over this period, the Group's **12 key brands** enjoyed net sales growth of 6% in volume and 11% in value, reflecting an acceleration of progressions realised in the 1st quarter of 2005 (3% and 9% respectively). The premium brands Chivas Regal (+19%), Martell (+8%) and Jameson (+13%) recorded strong growth over all regions and in particular in Asia and the Americas. We also note the strong growth of Havana Club (+17%), as well as the performances of Jacob's Creek (+12%), Wild Turkey (+10%) and Amaro Ramazzotti (+11%).

Remarkable growth in the Asia - Pacific and Rest of World region: +18.5% organic growth
China remains the star market, posting spectacular progressions for Chivas Regal and Martell. India and Thailand also achieved very good performances thanks to the contribution of local brands. Australia was revitalised by the growth of Jacob's Creek, Chival Regal and Wild Turkey.

Excellent performance in the Americas: +10.5% organic growth
In a well oriented market, Pernod Ricard USA recorded very good performances and gained market share. Its complete portfolio of key brands posted depletions growth: Wild Turkey (+6%), Jacob's Creek (+8%), The Glenlivet (+10%), Jameson (+21%). Organic net sales growth for the United States thus totalled 6%.
South America's 30.3% organic growth rate reflected the dynamism of this region, notably in Venezuela, Argentina and Brazil. Whiskies enjoyed a remarkable progression throughout the region thanks to Chivas Regal, 100 Pipers, Something Special.

Overall favourable 1st half year for Europe (excluding France): +8% organic growth (+6.3% excluding bulk sales)
Organic growth in Europe results from the continuation of key brands growth (+7%), as well as the strong development of local brands: Becherovka (Czech Republic), Ruavieja (Spain), Ararat (Russia). Generating more than 50% of the region's growth, Eastern European countries now constitute a very significant growth driver.

France: a stagnant market with organic growth of -0.7%
The turnaround reached in the 2nd quarter enable the French market to achieve virtual stability for the whole country. Double digit growth for vodkas (Wyborowa, Zubrowka) and Havana Club rum have compensated for the poorly oriented aniseeds market, while the whisky category remained stable.

2005 1st half-year consolidated net sales (6 months)
Pernod Ricard Group posted consolidated net sales of € 1,675 million for the 1st half of 2005, up 6.5% from € 1,573 million realised over the same period last year. Non-Wine and Spirits activity net sales were halved to € 25 million pursuant to the disposal of associated assets during the period.

2004/2005 consolidated net sales (12 months)
Following the change of year end to the end of June, Wine and Spirits sales amounted to € 3,611 million, and increase of 4.7%. Excluding currency (-2.3%) and structure (-0.4%) effects, organic growth was 7.3%.
Consolidated sales for the same period were € 3,674 million, compared to € 3,550 million for the previous 12 months.

2004/2005 consolidated net sales (18 months)
Wine and Spirits sales for the period 1 January 2004 to 30 June 2005 amounted to € 5,139 million with consolidated sales of € 5,246 million.

Conclusion and financial perspectives
We were once again successful in accelerating the growth of our key brands and the premiumisation of our portfolio in the 1st half of 2005.
Asia and America are the main engines driving this growth, with Europe also contributing to this success, notably sustained by the strong progression in Eastern Europe.
This excellent performance enabled us to strongly increase our advertising and promotional expenditures in the 1st half of 2005 in order to maintain the momentum of our brands, **while at the same time generating an organic growth operating profit for the 1st half of 2005, between +6% and +8%, in line with our perennial growth model.**

Shareholders' agenda
22 September (Thursday) morning: 2004-2005 financial year (18 months) results

For more information, please contact Pernod Ricard:

Francisco de la VEGA / Communications VP	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations VP	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com.

Appendices (S1 2005)*

Sales split as at 30 june 2005 (€ millions)

	S1 2004		S1 2005		Change		Organic growth		Forex impact		Perimeter impact	
Total Wine & Spirits	1,528.0	97%	1,649.7	98%	121.7	8.0%	143.7	9.4%	-17.3	-1.1%	-4.8	-0.3%
Total Other Business	44.9	3%	25.1	2%	-19.8	-44.0%	-2.8	-6.2%	0.1	0.2%	-17.1	-38.0%
Total Group	**1,572.9**	**100%**	**1,674.8**	**100%**	**101.9**	**6.5%**	**141.0**	**9.0%**	**-17.2**	**-1.1%**	**-21.8**	**-1.4%**

Wine & Spirits sales split as at 30 june 2005 (€ millions)

	S1 2004		S1 2005		Change		Organic growth		Forex impact		Perimeter impact	
Wine & Spirits France	269.9	18%	268.0	16%	-2.0	-0.7%	-1.9	-0.7%	-0.1	0.0%	0.0	0.0%
Wine & Spirits Europe	585.5	38%	627.4	38%	41.9	7.2%	47.1	8.0%	-0.9	-0.1%	-4.3	-0.7%
Wine & Spirits Americas	324.6	21%	347.9	21%	23.2	7.2%	34.2	10.5%	-10.1	-3.1%	-0.9	-0.3%
Wine & Spirits Asia/ROW	347.9	23%	406.4	25%	58.5	16.8%	64.3	18.5%	-6.3	-1.8%	0.5	0.1%
Total Wine & Spirits	**1,528.0**	**97%**	**1,649.7**	**98%**	**121.7**	**8.0%**	**143.7**	**9.4%**	**-17.3**	**-1.1%**	**-4.8**	**-0.3%**

Volume Growth by key brands as at 30 june 2005

Volumes 2005/2004 (M c9L)	2005/2004	MAT
Chivas Regal	19%	16%
Jameson	13%	10%
The Glenlivet	6%	7%
Martell	8%	7%
Havana Club	17%	12%
Amaro Ramazzotti	11%	11%
Jacob's Creek	12%	6%
Clan Campbell	-1%	2%
Wild Turkey	10%	3%
Seagram Gin	-2%	-2%
Ricard	-6%	-4%
Pastis 51	-3%	-6%
12 Key Brands	**6%**	**4%**
Spirits	**4%**	**3%**
Branded Wine	**8%**	**4%**

Forex impact Wine & Spirits

		Forex impact M€	Forex impact %
US Dollar and ass. Currencies	USD	(14.3)	83%
USD	*USD*	*(10.9)*	*63%*
MYR, HKD, CNY	*Dev ass*	*(3.4)*	*20%*
Bolivar Venezuela	VEB	(3.0)	17%
Thai Bath	THB	(1.7)	10%
Indian Roupie	INR	(0.4)	2%
Australian Dollar	AUD	(0.2)	1%
Sterling Pound	GBP	(1.9)	11%
Other Currencies		4.1	-24%
Total		**(17.3)**	**100%**

* period from the 1st january 2005 to the 30th june 2005, first semester of year 2005.

<u>Accounting principles of forex sales:</u>
18 months sales result from the sum of the two periods 1st january 2004 to 30 june 2004 (6 months) and 1st july 2004 to 30 june 2005 (12 months) respectively converted using the average FX rate relating to their period .
Quaterly figures are the difference between year to date data and cumulated data of the previous period.

Appendices (18 months and 12 months pro forma 2004/2005)

Sales split as at 30 june 2005 (€ millions)

	06/30/2005 18 months		06/30/2004 12 months pro forma		06/30/2005 12 months pro forma		Change		Organic growth		Forex impact		Perimeter impact	
Total Wine & Spirits	5,139.2	98%	3,450.5	97%	3,611.2	98%	160.7	4.7%	252.2	7.3%	-78.4	-2.3%	-13.1	-0.4%
Total Other Business	107.2	2%	99.2	3%	62.3	2%	-36.9	-37.2%	-7.4	-7.4%	0.0	0.0%	-29.6	-29.8%
Total Group	**5,246.4**	**100%**	**3,549.7**	**100%**	**3,673.5**	**100%**	**123.8**	**3.5%**	**244.9**	**6.9%**	**-78.4**	**-2.2%**	**-42.7**	**-1.2%**

Wine & Spirits sales split as at 31 march 2005 (€ millions)

	06/30/2005 18 months		06/30/2004 12 months pro forma		06/30/2005 12 months pro forma		Change		Organic growth		Forex impact		Perimeter Impact	
Wine & Spirits France	847.6	16%	582.3	17%	577.6	16%	-4.6	-0.8%	-4.2	-0.7%	0.0	0.0%	-0.4	-0.1%
Wine & Spirits Europe	2,021.2	39%	1,366.8	40%	1,435.7	40%	68.9	5.0%	77.4	5.7%	2.7	0.2%	-11.2	-0.8%
Wine & Spirits Americas	1101.5	21%	761.2	22%	776.9	22%	15.7	2.1%	69.9	9.2%	-52.1	-6.8%	-2.1	-0.3%
Wine & Spirits ROW	1168.9	23%	740.3	21%	821.0	23%	80.7	10.9%	109.1	14.7%	-29.0	-3.9%	0.6	0.1%
Total Wine & Spirits	**5,139.2**	**98%**	**3,450.5**	**97%**	**3,611.2**	**98%**	**160.7**	**4.7%**	**252.2**	**7.3%**	**-78.4**	**-2.3%**	**-13.1**	**-0.4%**